U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549



                              FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES
               OF SMALL BUSINESS ISSUERS UNDER SECTION
         12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                 INDUSTRIAL RUBBER INNOVATIONS, INC.
            (Name of small business issuer in its charter)



                FLORIDA                                   91-1922981
     (State or Other Jurisdiction of                    (IRS Employer
      Incorporation or Organization)                Identification Number)


          6801 MCDIVITT DRIVE
        BAKERSFIELD, CALIFORNIA                             93313
(Address of Principal Executive Offices)                  (Zip Code)


                            (661) 833-8188
         (Registrant's Telephone Number, Including Area Code)


  SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                (None)


  SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                    Common Stock, par value $0.001
                            Title of Class

                          TABLE OF CONTENTS


                                PART I

Item 1              Description of Business.

Item 2              Plan of Operation.

Item 3              Description of Property.

Item 4 Security Ownership of Certain Beneficial Owners and Management.

Item 5              Directors, Executive Officers, Promoters and
                    Control Persons.

Item 6              Executive Compensation.

Item 7              Certain Relationships and Related Transactions.

Item 8              Description of Securities.

                               PART II

Item 1              Market Price of and Dividends on the
                    Registrant's Common Equity and Other Shareholder
                    Matters.

Item 2              Legal Proceedings.

Item 3              Changes In and Disagreements With Accountants.

Item 4              Recent Sales of Unregistered Securities.

Item 5              Indemnification of Directors and Officers.

                               PART F/S

                    Financial Statements.

                               PART III

Item 1              Index to Exhibits.

Item 2              Description of Exhibits.

                                PART I

ITEM 1 - DESCRIPTION OF BUSINESS

Industrial Rubber Innovations, Inc. (the "Company" or "IRI") develops, manufactures, and markets specialty synthetic rubber molded products from its synthetic rubber compounds. The Company was organized as a Florida corporation on August 7, 1986 and is currently based in Bakersfield, California.

On April 26, 1999, IRI (which at the time was designated EPL Ventures Corp., a Florida corporation ("EPL")) acquired all of the outstanding common stock of Industrial Rubber Innovations, Inc., a Nevada corporation ("IRI-Nevada") in a business combination described as a "reverse acquisition." For accounting purposes, the acquisition has been treated as the acquisition of EPL (the Registrant) by IRI-Nevada. As part of the acquisition, EPL changed its name to Industrial Rubber Innovations, Inc. ("IRI").
Immediately prior to the acquisition, and following the effectiveness of a 1-for-5 reverse stock split which was part of the acquisition, EPL had 3,444,000 shares of common stock outstanding.

As part of EPL's reorganization with IRI-Nevada, EPL issued 3,800,000 shares of its common stock to the shareholders of IRI-Nevada in exchange for 3,800 shares of IRI-Nevada common stock. In addition, the Company issued warrants, exercisable until May 1, 2001 and containing registration rights, to purchase an aggregate of 2,000,000 shares of its common stock, one-half at an exercise price of $0.50 and one-half at an exercise price of $0.75, to the IRI-Nevada shareholders. EPL had no significant operations prior to the merger. The Company's common stock currently trades on the NASD OTC Bulletin Board under the symbol "IRIB."

BUSINESS OF ISSUER

There are two types of rubber: natural rubber and synthetic rubber. According to 1998 statistics, synthetic rubber accounted for approximately sixty percent (60%) of the world rubber production, while natural rubber accounted for forty percent (40%) of the market. Fifty percent (50%) of the world's synthetic rubber production is from the United States and Europe.

Natural rubber deteriorates when exposed to the heat, pressure, and corrosive chemicals encountered in many applications. The synthetic rubber industry produces rubber compounds and products that have substantially expanded rubber capabilities. These synthetic rubber attributes, developed in numerous classes of synthetic rubber compounds, are used extensively in aerospace and defense, construction, chemical processing, refineries, oil and gas recovery, and the semiconductor industry. Major research efforts are directed at, among other things, continuing to improve the ability of synthetic rubber to withstand applications in increasingly hostile environments.

Under the terms of a royalty-free license agreement with Century Rubber, LLC which gives the Company the exclusive right to manufacture, market, sell and distribute products using a proprietary rubber compound formula, the Company develops, manufactures, and markets specialty synthetic rubber molded products. The attributes of the Company's initial synthetic rubber product IRI-500, used in oil and gas production wells such as packing, rings, and cones, include unusual resistance to heat, wear, and oils. In its production process, the Company blends readily available raw materials to produce the required product characteristics. The raw rubber material is then molded into a specific product. The Company's products have been used primarily in the top of wells in the oil and gas recovery industry, and products manufactured from the IRI-500 product line continue to outperform products made from competitive synthetic rubbers. The Company has a limited supply of IRI-500 in its inventory, estimated to be sufficient for approximately four (4) months of the Company's present client demands, and will begin marketing a new product line as soon as the existing inventory is exhausted.

The Company's new product line, Veraton(TM), will substantially extend the capabilities of the Company's product line beyond that of products manufactured with IRI-500. Based on preliminary test results, Veraton appears to exceed many of the high performance characteristics of DuPont's top perfluoroelastomer, Kalrez(TM). Applications using Kalrez(TM) are among the most demanding and highest priced synthetic rubber products.

DISTRIBUTION METHODS

Currently, the Company is leveraging the contacts of its management team to generate sales of its products. The Company recently entered into non-exclusive agreements with Petro-Rep Co., an oil field supply company located in Kern County, California, and Gencon Capital Resources of Ottawa, Canada to market the Company's products. The Company is currently in discussions with several other independent representative firms to market the Company's products on a non-exclusive basis.

COMPETITION

The Synthetic Rubber Industry as a Whole

The synthetic rubber industry is primarily made up of large, industrial chemical companies located throughout the world. The industry is capital intensive for both production and research and development. Most of the competitive companies have substantially greater financial resources than the Company, and typically a significant portion of their revenues are reinvested into research and development. In addition, many competitive companies have historic business relationships with their customers or have some form of mutual ownership or financial relationships.

The Company intends to establish itself as a manufacturer of high end, high performance synthetic rubber products that can be used in many of today's demanding process and environmental applications. It is a highly competitive market. The Company does not intend to compete in the high volume segment of the industry, where price, capacity, and production efficiencies control the marketplace. Instead, the Company intends to differentiate itself by the fact that its rubber compounds provide customers with products that have necessary application characteristics that cannot be obtained elsewhere. The competition is based on the tested capabilities of their rubber products, manufacturing qualifications, and process verification. Many of these advanced product applications require long lead times for extensive testing and development work with customers. In order to build an initial sales and earnings base to expand, the Company will introduce Veraton(TM) products for the oil and gas recovery markets. The oil and gas recovery industry has a much shorter product introduction cycle, and does not require the extensive product development phase required in other high tech applications.

Major competitors include DuPont, which manufactures synthetic rubber compounds known as Viton(TM) and Kalrez(TM).
Oil and Gas Well Producers

In contrast to the synthetic rubber industry as a whole, the oil and industry uses large volumes of high performance rubber products and is extremely fragmented. In most cases, petroleum companies have ceased to stock parts inventories for their field operating leases, and the parts inventory function has fallen to stocking distributors. Although there is powerful competition for sales to this industry, the decentralization of the buying decision to the lease engineer and the ability to sell to stocking distributors who will market the product based on its capabilities creates an opportunity for the Company to generate sales. For these reasons, this market is currently the Company's primary target.

The five largest competitors currently selling molded rubber products for oil and gas production wells in California are Skinner Brothers, Ratigan, Huber, Utex, and E.M. Berry.

RAW MATERIALS AND PRINCIPAL SUPPLIERS

The Company uses readily available chemicals and carbon black in the production of its rubber compounds. The chemicals are manufactured by several of the world's large chemical companies in plants located in the United States and in other countries. These manufacturers include Dow, Chevron and Mobil, and are available in most countries through various distributors.

DEPENDENCE ON KEY CUSTOMERS

The Company is not dependent presently on any one or several customers for the sale of its rubber compound. Sales of its IRI-500 rubber compound is to many individual oil and gas well operators and is not dependent on their parent companies for the purchase decision.

PATENTS, TRADEMARKS, LICENSES

The Company's products are currently made from a formula made available to the Company through a royalty-free license agreement with Century Rubber, LLC, whose principal members include members of the Company's management, namely John Proulx, David H. Foran, Steven Tieu, Benny Hun and Nancy Sheo. See "Certain Relationships and Related Transactions". Under the terms of the license, the Company has the unrestricted right to manufacture, market, sell, and distribute worldwide all products made from or derived from the licensed formula for an indefinite period of time. The Company also has an option to acquire a license for all new and future formulas and/or products developed by Century Rubber, LLC on terms to be individually negotiated, as well as a right of first refusal to match the terms of any license agreements negotiated by Century Rubber, LLC.

The Company currently provides research and development and office space to Century Rubber, LLC without charge, but does not otherwise contribute financially to the research and/or development of formulas by Century Rubber, LLC. In the future, the Company may enter into agreements with Century Rubber, LLC which provide for the payment or reimbursement of certain expenses and other research and development costs in exchange for license rights.

Neither Century Rubber, LLC nor the Company generally relies upon patent protection for their formulas and/or products, believing instead that treating them as trade secrets affords better protection. To date, competitors have been unable to reverse engineer the chemical composition of the Company's IRI-500 or Veraton(TM) products. Based on the chemical reactions that take place during the proprietary mixing phase of production, Management believes that there is a very small likelihood that the trade secrets will ever be reverse engineered. There can be no assurance that competitors of the Company do not have competing patents which may preclude certain aspects of the Company's formulas or designs, that competitors may reverse engineer and create competitive products to those of the Company or that other technological protection can be obtained for the Company's products. No assurance can be given that patents will be granted on future patent applications. The Company has one trademark application pending, that for the trade name "Veraton".

GOVERNMENTAL APPROVALS AND REGULATION

The Company believes it is in compliance with federal, state and local regulations with respect to environmental protection. The Company does not anticipate that costs of compliance with such regulations will have a material effect on its capital expenditures, earnings or competitive position.

RESEARCH AND DEVELOPMENT

During the past twelve months, the Company has made substantial improvements to its rubber compounds. Research efforts have resulted in a rubber compound capable of withstanding continuous temperatures of up to 1,000 degrees Fahrenheit. The product development efforts have led to the addition of capabilities to withstand corrosive materials, such as Silicone Oil. Other product development efforts have resulted in Veraton(TM) compound characteristics that include resistance to radiation.

As a result of its license with Century Rubber, LLC, the Company has not engaged in a significant amount of research and development to date. All of the research efforts have been undertaken by Management at no direct cost to the Company. As such, no research and development costs have been directly borne by customers. Although not currently contemplated by the Company, it may undertake significant research and development projects in the future.

COST OF COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

The Company's manufacturing facility in Bakersfield, California is located in an area zoned appropriately for the mixing of chemicals
and carbon black.   Other than requirements for the handling and
storage of chemicals, the only manufacturing requirements that must be addressed by the Company is installation of an air filtration system its manufacturing facility, expected to cost approximately $50,000.

NUMBER OF EMPLOYEES

As of July 20, 1999, the Company employed approximately 7 people on a full time basis.

ITEM 2 - PLAN OF OPERATION

The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and the Company's actual results could differ materially from those forward-looking statements. The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereto.

The Company's prior full fiscal year ending October 31, 1998 is not indicative of the Company's current business plan and operations. During the periods ending October 31, 1997, October 31, 1998 and March 31, 1999, the Company had no revenues and was in its development stages. After the Company's merger with IRI-Nevada, as previously discussed, the current business plan was implemented. Therefore, this plan of operation will focus on the Company's current business plan and operations. For information concerning the Company's prior full fiscal years, the Company refers the reader to the financial statements provided herewith.

In order to fulfill orders for products, the Company is currently using its existing supply of products in inventory. During the next twelve months, the Company intends to equip its newly leased facility with the necessary equipment to begin manufacturing its products in Bakersfield. Once fully operational, it is anticipated that the manufacturing facility will employ approximately 12 - 15 people on a full time basis.

Liquidity

The Company is currently in negotiations with a limited number of funding sources to provide the working capital necessary for operations during the next twelve months. The Company currently has a minimal amount of capital available to it and anticipates the need for at least $1,000,000 during the next twelve months. It is anticipated that the Company will undertake a private placement of
its common stock in order to raise the necessary capital.   In
addition, the Company is in negotiations for equipment leasing financing in order to complete the build-out of its newly leased facility.

It is not currently contemplated that the Company will perform any substantial product research or development during the next twelve months.

Capital Expenditures

The Company expects to finance the purchase of the equipment necessary to build-out its newly leased facility through equipment leasing financing presently being negotiated.

YEAR 2000 DISCLOSURE

The Company has completed a review of its computer systems and non-information technology ("non-IT") systems to identify all systems that could be affected by the inability of many existing computer and microcomputer systems to process time-sensitive data accurately beyond the year 1999, referred to as the Year 2000 or Y2K issue. The Company is dependent to a limited extent on third-party computer systems and applications. The Company also relies on its own computer and non-IT systems (which consist of personal computers, internal telephone systems, internal network server, Internet server and associated software and operating systems). In conducting the Company's review of its internal systems, the Company performed operational tests of its systems which revealed no Y2K problems. As a result of its review, the Company has discovered no problems with its systems relating to the Y2K issue and believes that such systems are Y2K compliant. The Company has not obtained written assurances from any suppliers regarding the status of those suppliers with respect to the Y2K issue, and the Company does not currently have any plans to obtain such assurances. Because the Company has not completed its manufacturing facility, a review for Y2K compliance has not been conducted with respect to manufacturing.
 Costs associated with the Company's review were not material to its results of operations and are not anticipated to be material in the future.

While the Company believes that its procedures have been designed to be successful, because of the complexity of the Year 2000 issue and the interdependence of organizations using computer systems, there can be no assurances that the Company's efforts, or those of third parties with whom the Company interacts, have fully resolved all possible Year 2000 issues. Failure to satisfactorily address the Year 2000 issue could have a material adverse effect on the Company.
 The most likely worst case Y2K scenario which management has identified to date is that, due to unanticipated Y2K compliance problems, the Company may be unable to obtain raw materials from its suppliers, in whole or in part. Should this occur, it would result in a material loss of some or all gross revenue for an indeterminable amount of time, which could cause the Company to cease operations. In the event of failure of one or more of its suppliers due to Y2K issues, the Company's only recourse for any damages suffered would be through litigation. The Company has not yet developed a contingency plan to address this worst case Y2K scenario, and does not intend to develop such a plan in the future.

ITEM 3 - DESCRIPTION OF PROPERTY

On June 3, 1999, the Company entered into a lease for an approximately 29,300 square foot facility located at 6801 McDivitt Drive, Bakersfield, California 93313. The lease term begins on September 1, 1999 and is effective through August 31, 2004. The monthly base rent shall be equal to $8,500 in year one, $8,775 in year two, $9,038 in year three, $9,309 in year four, and $9,589 in year five of the lease. Under the terms of the lease, the Company has a right of first refusal to purchase the premises and an option to renew the lease for an additional five (5) year term beginning at $9,877 per month and increasing at the end of each twelve (12) month period at a rate of 3% per annum.

The Company is currently in negotiations with equipment suppliers to provide the necessary equipment to manufacture in its Bakersfield facility.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of July 20, 1999, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

                      Name and Address of                  Amount and Nature of
Title of Class        Beneficial Owner                     Beneficial Ownership      Percent of Class
Common Stock          John Proulx                          310,000 (1)               4.1 %
                      4525 New Horizon Blvd., Suite 7,
                      Bakersfield, CA  93313

Common Stock          David H. Foran                       210,000 (2)               2.9 %
                      4525 New Horizon Blvd., Suite 7,
                      Bakersfield, CA  93313

Common Stock          Steven Tieu                          270,000 (3)               3.6 %
                      4525 New Horizon Blvd., Suite 7,
                      Bakersfield, CA  93313

Common Stock          Benny Hun                            350,000                   4.8 %
                      4525 New Horizon Blvd., Suite 7,
                      Bakersfield, CA  93313

Common Stock          Nancy Sheo                           250,000 (4)               3.4 %
                      4525 New Horizon Blvd., Suite 7,
                      Bakersfield, CA  93313


Common Stock          Dale Paruk                           400,000                   5.5 %
                      701-555 Jervis Street
                      Vancouver, BC V6E 4NI


All Officers and
Directors as a Group                                       1,390,000 (1)(2)(3)(4)    17.5 %
(5 Persons)


(1) Includes warrants to acquire 200,000 shares of common stock, exercisable until May 1, 2001 at an exercise price of $0.75 per share.

(2) Includes warrants to acquire 100,000 shares of common stock, exercisable until May 1, 2001 at an exercise price of $0.50 per share.

(3) Includes warrants to acquire 200,000 shares of common stock, exercisable until May 1, 2001 at an exercise price of $0.75 per share.

(4) Includes warrants to acquire 200,000 shares of common stock, exercisable until May 1, 2001 at an exercise price of $0.75 per share.

The Company believes that the beneficial owners of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Other than the relationship between Mr. Tieu, who is the son of Ms. Sheo, there are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

The directors and executive officers of the Company are as follows:

Name                    Age     Positions

John Proulx              52     President, Chief Executive Officer,
                                Director (1999)

David H. Foran           51     Chief Financial Officer, Secretary,
                                Director (1999)

Steven Tieu              32     Vice President of Technical Support,
                                Director (1999)

Benny Hun                35     Vice President of Production,
                                Director (1999)

Nancy Sheo               42     Vice President of Development (1999)

JOHN PROULX started his career in Canadian provincial and municipal law enforcement. Prior to retirement therefrom in 1978, he was in charge of major crime investigation. After retirement, Mr. Proulx entered the optical field. He joined Vanier Optical in 1979, where he ultimately became manager. In 1989, he formed and operated his own design and manufacturing firm, Na-Do Optical, Inc., which together with Vanier was awarded contracts by the Canadian Armed Forces to supply one hundred percent (100%) of their eyeglass requirements. He sold Na-Do Optical, Inc. in 1993. From 1993 to the present, Mr. Proulx formed and operated a new international optical firm, Opti-Plus Eyewear, Inc., which works closely with the Canadian government's Export Development Corporation. Among other achievements, Opti-Plus Eyewear, Inc. has recently instructed and trained employees and management of an optical company in North Africa (Tunisia) to grind and produce quality plastic eyeglasses. Opti-Plus Eyewear, Inc. has also received contracts to supply eyeglasses for the Canadian Armed Forces in British Columbia.

DAVID H. FORAN has served in numerous financial positions in the mortgage banking industry, including terms with Associates Financial Services from 1970 to 1974, Citibank from 1974 to 1976, and Nova Financial Services from 1990 to 1996. His responsibilities have included structuring and funding transactions, and accounting and reporting. Most recently, Mr. Foran worked in the formation and funding of venture capital projects in the United States and Canada.

STEVEN TIEU learned rubber development and production at his family's rubber plant in Vietnam, which also manufactured motorcycles for Honda. Since moving to the United States in the 1980's, Mr. Tieu has used his experience, additional education, and training to continue as a sole proprietor in the rubber industry and in the import-export business.

BENNY HUN started his career in rubber production with the Tieu family business in Vietnam. Before moving to Canada in the 1980's, he was responsible for production at a rubber plant in Vietnam. After moving to Canada, Mr. Hun held positions in plant management and production for several companies in Vancouver, including Haida Optical Lab from 1992 to 1997, and Smart Tech Optical Lab, Inc. from 1997 to 1999.

NANCY SHEO, Steven Tieu's mother, has been involved in all phases of the Tieu family rubber business since the 1960's. Although she holds no formal higher education degrees, she has years of practical experience in the research and development and use of rubber compounds and the manufacture of rubber products.

ITEM 6 - EXECUTIVE COMPENSATION

On May 15, 1999, the Company entered into a two (2) year Employment Agreement with John Proulx, the Company's President and CEO, whereby the Company will pay Mr. Proulx an annual salary of $60,000. The Agreement can be terminated at any time for cause, as defined therein, without penalty or severance. The Agreement can be terminated by Mr. Proulx at any time for good reason, as defined therein, in which case Mr. Proulx would be entitled to one-year's compensation as severance. The Agreement may be terminated by the Company after the first year for good reason, as defined therein, in which case Mr. Proulx would be entitled to one-year's compensation as severance.

On May 15, 1999, the Company entered into a two (2) year Employment Agreement with David H. Foran, the Company's Chief Financial Officer and Secretary, whereby the Company will pay Mr. Foran an annual salary of $60,000. The Agreement can be terminated at any time for cause, as defined therein, without penalty or severance. The Agreement can be terminated by Mr. Foran at any time for good reason, as defined therein, in which case Mr. Foran would be entitled to one-year's compensation as severance. The Agreement may be terminated by the Company after the first year for good reason, as defined therein, in which case Mr. Foran would be entitled to one-year's compensation as severance.

On May 15, 1999, the Company entered into a two (2) year Employment Agreement with Steven Tieu, the Company's Vice President of Technical Support, whereby the Company will pay Mr. Tieu an annual salary of $60,000. The Agreement can be terminated at any time for cause, as defined therein, without penalty or severance. The Agreement can be terminated by Mr. Tieu at any time for good reason, as defined therein, in which case Mr. Tieu would be entitled to one-year's compensation as severance. The Agreement may be terminated by the Company after the first year for good reason, as defined therein, in which case Mr. Tieu would be entitled to one-year's compensation as severance.

On May 15, 1999, the Company entered into a two (2) year Employment Agreement with Benny Hun, the Company's Vice President of Production, whereby the Company will pay Mr. Hunn an annual salary of $60,000. The Agreement can be terminated at any time for cause, as defined therein, without penalty or severance. The Agreement can be terminated by Mr. Hunn at any time for good reason, as defined therein, in which case Mr. Hunn would be entitled to one-year's compensation as severance. The Agreement may be terminated by the Company after the first year for good reason, as defined therein, in which case Mr. Hunn would be entitled to one-year's compensation as severance.

On May 15, 1999, the Company entered into a two (2) year Employment Agreement with Nancy Sheo, the Company's Vice President of Development, whereby the Company will pay Ms. Sheo an annual salary of $60,000. The Agreement can be terminated at any time for cause, as defined therein, without penalty or severance. The Agreement can be terminated by Ms. Sheo at any time for good reason, as defined therein, in which case Ms. Sheo would be entitled to one-year's compensation as severance. The Agreement may be terminated by the Company after the first year for good reason, as defined therein, in which case Ms. Sheo would be entitled to one-year's compensation as severance.

On June 3, 1999, the Company's Board of Directors and a majority of its shareholders approved the Industrial Rubber Innovations, Inc. Omnibus Stock Option Plan (the "Option Plan"), effective July 1, 1999. Under the terms of the Option Plan, the Board of Directors has the sole authority to determine which of the eligible persons shall receive options, the number of shares which may be issued upon exercise of an option, and other terms and conditions of the options granted under the Plan to the extent they don't conflict with the terms of the Plan. An aggregate of 750,000 shares of common stock are reserved for issuance under the Plan during the year July 1, 1999 to June 30, 2000. For each subsequent year beginning July 1, 2000, there shall be reserved for issuance under the Plan that number of shares equal to 10% of the outstanding shares of common stock on July 1 of that year. The exercise price for all options granted under the Plan shall be 100% of the fair market value of the Company's common stock on the date of grant, unless the recipient is the holder of more than 10% of the already outstanding securities of the Company, in which case the exercise price shall be 110% of the fair market value of the Company's common stock on the date of grant. All options shall vest equally over a period of five years from the date of issuance. Currently, the Board of Directors has not issued any options under the terms of the Plan.

SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal year ended October 31, 1998 and the five months ended March 31, 1999. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.


                                    SUMMARY COMPENSATION TABLE

                         Annual Compensation                             Long Term Compensation
                                                                   Awards                     Payouts

                                                               Restricted   Securities
                                                  Other Annual    Stock     Underlying     LTIP    All Other
Name and                       Salary      Bonus  Compensation    Awards     Options      Payouts  Compensation
Principal Position     Year       $          $         $            $        SARs (#)        $          $

John Proulx            1998       -          -         -            -            -           -          -
(President,CEO)       (10/31)

                       1999       -          -         -            -            -           -          -
                      (3/31)


                                     OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                           (Individual Grants)


                            NUMBER OF SECURITIES        PERCENT OF TOTAL
                            UNDERLYING OPTIONS/SAR'S    OPTIONS/SAR'S GRANTED TO
                            GRANTED (#)                 EMPLOYEES IN FISCAL YEAR    EXERCISE OF BASE PRICE
NAME                                                                                ($/SH)                  EXPIRATION DATE


John Proulx                      --                             --                     --                          --



                             AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                    AND FY-END OPTION/SAR VALUES

                                                                       Number of Unexercised
                                                                       Securities Underlying      Value of Unexercised In-
                                                                       Options/SARs At FY-End     The-Money Option/SARs
                           Shares Acquired On                                  (#)                  At FY-End ($)
Name                        Exercise (#)           Value Realized ($) Exercisable/Unexercisable  Exercisable/Unexercisable


John Proulx                     -                           -                         -                         -


COMPENSATION OF DIRECTORS

The Directors have not received any compensation for serving in such capacity, and the Company does not currently contemplate compensating its Directors in the future for serving in such capacity.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On April 26, 1999, IRI (which at the time was designated EPL Ventures Corp., a Florida corporation ("EPL")) acquired all of the outstanding common stock of Industrial Rubber Innovations, Inc., a Nevada corporation ("IRI-Nevada") in a business combination described as a "reverse acquisition." For accounting purposes, the acquisition has been treated as the acquisition of EPL (the Registrant) by IRI-Nevada. As part of the acquisition, EPL changed its name to Industrial Rubber Innovations, Inc. ("IRI").
Immediately prior to the acquisition, and following the effectiveness of a 1-for-5 reverse stock split which was part of the acquisition, EPL had 3,444,000 shares of common stock outstanding.

As part of EPL's reorganization with IRI-Nevada, EPL issued 3,800,000 shares of its common stock to the shareholders of IRI-Nevada in exchange for 3,800 shares of IRI-Nevada common stock. In addition, the Company issued warrants, exercisable until May 1, 2001 and containing registration rights, to purchase an aggregate of 2,000,000 shares of its common stock, one-half at an exercise price of $0.50 and one-half at an exercise price of $0.75, to the IRI-Nevada shareholders. EPL had no significant operations prior to the merger. The Company's common stock currently trades on the NASD OTC Bulletin Board under the symbol "IRIB."

Effective June 25, 1999, the Company entered into a royalty-free license agreement with Century Rubber, LLC, a California Limited Liability Company. Under the terms of the license, the Company has the exclusive, unlimited right to manufacture, market, sell and distribute products made from or derived from a single licensed formula. The license is for an indefinite period, unless terminated by Century Rubber, LLC due to a breach of the Agreement by the Company. The members of Century Rubber, LLC are Messrs. Proulx, Foran, Hun and Tieu, and Ms. Sheo, each a member of the Company's management. As a result of the transaction, there exists a potential conflict of interest between Century Rubber, LLC, the Company, and members of the Company's management.

ITEM 8 - DESCRIPTION OF SECURITIES

COMMON STOCK

The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, $0.001 par value per share, of which 7,244,000 were outstanding as of July 20, 1999. Pursuant to the Agreement and Plan of Reorganization dated April 12, 1999, the Company approved a 1-for-5 reverse stock split of its common stock. All references to the numbers of shares of the Company's common stock are adjusted to reflect the 1-for-5 reverse split of the Company's common stock. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

The Company's Articles of Incorporation authorize the issuance of 5,000,000 shares of preferred stock, $0.001 par value, none of which are issued and outstanding. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The issuance of preferred stock may also include restricting dividends on the common stock, dilute the voting power of the common stock, and/or impair the liquidation rights of the holders of common stock.

TRANSFER AGENT

The transfer agent for the common stock is Interwest Transfer Co., 1981 4800 South, Suite 100, Salt Lake City, Utah 84117.

                               PART II

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

The following table sets forth the high and low bid prices for shares of the Company's common stock for the periods noted, as reported by the National Daily Quotation Service and the NASDAQ Bulletin Board. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. On November 21, 1997, the Company's common stock began listing on the NASDAQ exchange under the trading symbol EPLV. Effective on April 27, 1999, the trading symbol for the Company's common stock changed to IRIB.



                                          Bid Prices
Year          Period                   High        Low

1999          First Quarter            .07         .06
              Second Quarter          1.94        1.00
              Third Quarter           1.47        1.19
              (thru July 20,1999)

1998          First Quarter           5.19        3.90
              Second Quarter          3.62        2.12
              Third Quarter            .44         .06
              Fourth Quarter           .10         .06

NUMBER OF SHAREHOLDERS

The number of beneficial holders of record of the common stock of the company as of the close of business on July 20, 1999 was approximately 82. Many of the shares of the Company's common stock are held in "street name" and consequently reflect numerous additional beneficial owners.

DIVIDEND POLICY

To date, the Company has declared no cash dividends on its common stock, and does not expect to pay cash dividends in the next term. The Company intends to retain future earnings, if any, to provide funds for operation of its business.

ITEM 2 - LEGAL PROCEEDINGS

The Company may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract actions incidental to the operation of its business. The Company is not currently involved in any such litigation which it believes could have a materially adverse effect on its financial condition or results of operations.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Effective March 11, 1999, Davidson & Company, Chartered Accountants, were engaged by the Company as their principal accountant to audit the Company's financial statements. There have been no changes in accountants or disagreements of the type required to be reported under this Item 3 between the Company and its independent auditors since their date of engagement, nor during the Company's two most recent fiscal years or any later interim period.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

In connection with a private offering of securities which was made by the Company in January 1998, the Company sold an aggregate of 2,200,000 units (the "Units") to sixteen (16) purchasers under Rule 504 of Regulation D of the Securities Act of 1933. Each Unit contained one (1) share of common stock and one (1) common stock purchase warrant (the "Warrants"). The Warrants were exercisable for a period of one year from the date of issuance at a price of $1.00 per share. Each Unit was sold at a price of $0.25 per unit, resulting in net proceeds to the Company of $550,000.

In connection with the exercise of the Warrants, an aggregate of 500,000 shares of common stock was issued to three (3) existing shareholders in February 1998, resulting in net proceeds to the Company of $500,000. The issuance was exempt from registration under Rule 504 of Regulation D in accordance with the sale of the Units in January 1998.

In connection with the exercise of the Warrants, an aggregate of 20,000 shares of common stock was issued to one (1) existing shareholder in May 1998, resulting in net proceeds to the Company of $20,000. The issuance was exempt from registration under Rule 506 of Regulation D.

In connection with a private offering of securities which was made by the Company in April 1999, the Company sold an aggregate of 13,500,000 shares of common stock to ten (10) accredited investors under Rule 504 of Regulation D of the Securities Act of 1933. Each share was sold at a price of $0.04 per share, resulting in net proceeds to the Company of $540,000.

On April 26, 1999, IRI (which at the time was designated EPL Ventures Corp., a Florida corporation ("EPL") acquired all of the outstanding common stock of Industrial Rubber Innovations, Inc., a Nevada corporation ("IRI-Nevada") in a business combination described as a "reverse acquisition." For accounting purposes, the acquisition has been treated as the acquisition of EPL (the Registrant) by IRI-Nevada. As part of the acquisition, EPL changed its name to Industrial Rubber Innovations, Inc. ("IRI").
Immediately prior to the acquisition, and following the effectiveness of a 1-for-5 reverse stock split which was part of the acquisition, EPL had 3,444,000 shares of common stock outstanding. As part of EPL's reorganization with IRI-Nevada, EPL issued 3,800,000 shares of its common stock to the shareholders of IRI-Nevada in exchange for 3,800 shares of IRI-Nevada common stock. In addition, the Company issued options to purchase an aggregate of 2,000,000 shares of its common stock to the IRI-Nevada shareholders.
 All of the issuances were exempt under Section 4(2) of the Securities Act of 1933.

On June 1, 1999, in exchange for consulting services the Company issued to Pegasus Consulting, an accredited entity, warrants to acquire 9,333 shares of common stock at a price of $0.75 per share, exercisable until June 1, 2000. The issuance was exempt under
Section 4(2) of the Securities Act of 1933.

On January 18, 1999, IRI-Nevada entered into a loan agreement with Gencon Investments, Ltd. ("Gencon"), an accredited entity, whereby Gencon loaned to IRI-Nevada the sum of $37,500. In accordance with the terms of the agreement, on May 25, 1999, the Company issued to Gencon warrants to acquire 50,000 shares of common stock at a price of $0.75 per share, exercisable until May 21, 2000. In addition, and in accordance with the terms of the agreement, on May 25, 1999 the Company issued to two Gencon affiliates, Gordon Reid and Robert Dent, warrants to acquire 100,000 shares and 150,000 shares, respectively, of common stock at a price of $0.75 per share, exercisable until May 21, 2000. All of the issuances were exempt under Section 4(2) of the Securities Act of 1933.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Corporation Laws of the State of Florida and the Company's Bylaws provide for indemnification of the Company's Directors for liabilities and expenses that they may incur in such capacities. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.

The Company does not currently maintain a policy of directors and officers insurance.

                               PART F/S

FINANCIAL STATEMENTS

The Financial Statements required by this Item are included at the end of this report beginning on Page F-1.

                               PART III

ITEM 1 - INDEX TO EXHIBITS


EXHIBIT NO.  DESCRIPTION

2           Agreement and Plan of Reorganization dated April 12, 1999
3.1         Articles of Incorporation of Henry Winkler, Inc. Filed
            August 7, 1986
3.2         Amendment to Articles of Incorporation Filed June 23, 1997
3.3         Amendment to Articles of Incorporation Filed November 3,
            1997
3.4         Articles of Merger filed with the Florida Secretary of
            State on April 26, 1999
3.5         Bylaws
10.1        Loan Agreement with Gencon Investments, Ltd. dated
            January 18, 1999
10.2        License Agreement with Century Rubber, LLC dated June
            25, 1999
10.3        Employment Agreement for John Proulx dated May 15, 1999
10.4        Employment Agreement for David H. Foran dated May 15, 1999
10.5        Employment Agreement for Benny Hun dated May 15, 1999
10.6        Employment Agreement for Steven Tieu dated May 15, 1999
10.7        Employment Agreement for Nancy Sheo dated May 15, 1999
10.8        Lease of Premises Located at 6801 McDivitt Drive,
            Bakersfield, CA
10.9        Omnibus Stock Option Plan adopted June 3, 1999
23          Consent of Davidson & Company, Chartered Accountants


ITEM 2 - DESCRIPTION OF EXHIBITS

Not applicable

                              SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 INDUSTRIAL RUBBER INNOVATIONS, INC.


Date: July 26, 1999               By:    /s/   John Proulx

                                         John Proulx
                                         President & Chief Executive Officer

                              EPL VENTURES CORP.


                             FINANCIAL STATEMENTS
                        (A DEVELOPMENT STAGE COMPANY)


                                MARCH 31, 1999

                         INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Shareholders of EPL Ventures Corp.
(A Development Stage Company)


We have audited the balance sheets of EPL Ventures Corp. as at March 31, 1999 and October 31, 1998 and the statements of operations, changes in shareholders' equity and cash flows for the five month period ended March 31, 1999, the year ended October 31, 1998 and the period from incorporation on August 7, 1986 to March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EPL Ventures Corp. as at March 31, 1999 and October 31, 1998 and the results of its operations and its cash flows for the five month period ended March 31, 1999, the year ended October 31, 1998 and the period from incorporation on August 7, 1986 to March 31, 1999 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that EPL Ventures Corp. will continue as a going concern. As discussed in Note 2 to the financial statements, unless the Company attains future profitable operations and/or obtains additional financing, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The audited financial statements as at October 31, 1997 and for the ten month period ended October 31, 1997 were examined by another auditor who expressed an opinion without reservation on those statements in his report dated November 6, 1997.





                        				          /s/   Davidson & Company

Vancouver, Canada                        Chartered Accountants


May 27, 1999

EPL VENTURES CORP.
(A Development Stage Company)
BALANCE SHEETS



                                                     March 31,                  October 31,
                                                         1999                         1998


ASSETS

CASH                                                $       -                  $       158

INVESTMENT (Note 4)                                   800,000                      800,000

DUE FROM INDUSTRIAL RUBBER INNOVATIONS INC.            58,500                            -

                                                     $858,500                     $800,158



LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT

         Bank indebtedness                          $      23                     $      -
         Accounts payable and accrued liabilities     108,931                       80,424

                                                      108,954                       80,424



SHAREHOLDERS' EQUITY

         Capital stock
              Authorized
                   50,000,000 common shares
                   with a par value of $0.001

              Issued and outstanding
                   October 31, 1997 -
                   1,000,000 common shares with
                   a par value of $0.001

                   March 31, 1999 -
                   3,720,000 common shares with
                   a par value of $0.001              3,720                        3,720

         Share subscriptions received                58,500                            -
         Additional paid-in capital               1,071,280                    1,071,280
         Deficit accumulated during
              the development stage                (383,954)                    (355,266)

                                                    749,546                      719,734

                                                $   858,500                  $   800,158

 The accompanying notes are an integral part of these financial statements.

EPL VENTURES CORP.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

                         Incorporation
                           on August 7,             Five Month                          Ten Month
                                1986 to           Period Ended        Year Ended     Period Ended
                              March 31,              March 31,       October 31,      October 31,
                                   1999                   1999              1998             1997

EXPENSES
   Accounting and Legal fees     38,645                  1,431            37,214                -
   Administrative fees           19,000                      -            19,000                -
   Bank and interest charges      3,080                  1,279             1,801                -
   Consulting fees               59,842                 20,700            39,142                -
   Filing fees                      697                      -               697                -
   Foreign exchange               2,291                    (78)            2,369                -
   Office expenses               16,139                  3,158             6,161            1,820
   Travel and entertainment       7,010                  1,341             5,669                -
   Telephone                      7,250                    857             6,393                -

                               (153,954)               (28,688)         (118,446)          (1,820)

OTHER ITEM
   Write-down of investments
     (Note 4)                  (230,000)                    -           (230,000)               -

LOSS FOR THE PERIOD        $   (383,954)           $  (28,688)       $  (348,446)       $  (1,820)

LOSS PER SHARE                                     $    (0.01)       $     (0.14)       $ (0.0018)

WEIGHTED AVERAGE NUMBER OF SHARES
    OF COMMON STOCK OUTSTANDING                     3,720,000          2,501,849        1,000,000


  The accompanying notes are an integral part of these financial statments.

EPL VENTURES CORP.
(A Development Stage Company)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                     Deficit
                                                                                                 Accumulated
                                                    Additional                                    During the
                               Common Stock            Paid-in     Share Subscriptions Received  Development
                          Shares        Amount         Capital           Shares       Amount           Stage     Total

Balance, December 31,
  1995                    10,000       $ 1,000        $ 4,000              -          $   -         $(5,000)         -

Loss for the year              -             -              -              -              -               -          -

Balance, December 31,
1996                      10,000         1,000          4,000              -              -          (5,000)         -

On June 23, 1997,
changed from $0.10
par value to $0.001
par value                      -          (990)           990              -             -               -           -

On June 23, 1997,
forward stock split
100:1                     990,000          990           (990)             -             -               -           -

Loss for the period             -            -              -              -             -          (1,820)     (1,820)

Balance, October 31,
1997                    1,000,000        1,000          4,000                                       (6,820)     (1,820)

Shares issued for cash  1,720,000        2,720      1,067,280              -             -               -   1,070,000

Loss for the year               -            -              -              -             -        (348,446)   (348,446)

Balance, October 31,
1998                    3,720,000        3,720      1,071,280              -             -        (355,266)    719,734

Loss for the period             -            -              -              -             -         (28,688)    (28,688)

Shares subscription
received (net of
issuance cost)                  -            -              -              -        58,500               -      58,500

Balance, March 31,
1999                    3,720,000      $ 3,720    $ 1,071,280              -     $  58,500       (383,954)     749,546


  The accompanying notes are an integral part of these financil statements.

EPL VENTURES CORP.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS


                                          Cumulative
                                        Amounts From
                                       Incorporation
                                        on August 7,              Five Month                                Ten Month
                                             1986 to            Period Ended           Year Ended        Period Ended
                                           March 31,               March 31,          October 31,         October 31,
                                                1999                    1999                 1998                1997


CASH FLOWS FROM OPERATING ACTIVITIES
  Loss for the period                   $   (383,954)           $    (28,688)        $  (348,446)         $   (1,820)
  Item not involving an outlay of
     cash:  Write-down of investments        230,000                       -             230,000                   -

  Increase in accounts payable               108,931                  28,507              78,604               1,820

  Net cash used in operating activities      (45,023)                   (181)            (39,842)                  -


CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock                 1,075,000                      -            1,070,000                   -


CASH FLOWS FROM INVESTING ACTIVITIES
  Investment                              (1,030,000)                     -           (1,030,000)                  -


Change in cash (bank indebtedness)
  for the period                                 (23)                  (181)                 158                   -

Cash (bank indebtedness),
  beginning of period                              -                    158                    -                   -

Cash (bank indebtedness)
  end of period                        $         (23)                   (23)                 158                   -

Supplemental disclosure with respect
  to cash flows

   Cash paid during the period
     for interest                                  -                      -                    -                   -

   Cash paid during the period
     for income taxes                              -                      -                    -                   -


  THERE WERE NO NON-CASH TRANSACTIONS FOR THE PERIODS ENDED MARCH 31, 1999,
                 OCTOBER 31, 1998 AND OCTOBER 31, 1997.

   The accompanying notes are an integral part of these financial statements.

EPL VENTURES CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 1999


1.      HISTORY AND ORGANIZATION OF THE COMPANY

        The Company was organized August 7, 1986, under the laws of the State of Florida as Henry Winkler, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

        On August 14, 1986, the Company issued 10,000 shares of its $0.10 par value common stock for $5,000.

        On June 23, 1997, the State of Florida approved the Company's restated Articles of Incorporation, which increased its capitalization from 10,000 common shares, $0.10 par value, to 50,000,000 common shares, $0.001 par value.

        Effective June 23, 1997, the Board of Directors approved a forward stock split of 100:1. Thus increasing the number of common shares outstanding from 10,000 common shares to 1,000,000 common shares.

        On October 21, 1997, the name of the Company was changed to EPL Ventures Corp.

2.      GOING CONCERN

        The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.
        It is management's plan to seek additional capital through a merger with an existing operating company.

                                                      March 31,                    October 31,
                                                           1999                           1998

Deficit accumulated during the development stage  $   (383,954)                   $   (355,266)
Working capital deficiency                            (108,954)                        (80,266)



3.    SIGNIFICANT ACCOUNTING POLICIES

      INVESTMENTS

      In May 1993, the Financial Accounting Standards Board issued Statement No. 115 ("SFAS 115"), Accounting for Certain Investments in Debt and Equity Securities, which is effective for years beginning after December 15, 1993. Under SFAS 115, the Company's investments are classified into available-for-sale or trading securities categories stated at their fair values. The fair market value of securities is determined through published market value quotations, obtained for the day of the valuation. Any unrealized holding gains or losses are to be reported as a separate component of shareholder's equity until realized for available-for-sale securities,and included in earnings for trading securities.

      ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

      In June 1998, the Financial Accounting standards Board issued
      Statements of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities"("SFAS 133") which establishes accounting an reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

EPL VENTURES CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 1999


3.     SIGNIFICANT ACCOUNTING POLICIES (cont'd ..)

       REPORTING ON COSTS OF START-UP ACTIVITIES

       In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The Company has not yet determined the effect that the adoption of this statement will have on its financial statements.

       LOSS PER SHARE

       Loss per share is based on the weighted average number of common shares outstanding during the period.

       COMPARATIVE FIGURES

       Certain comparative figures have been adjusted to conform to the current year's presentation.

4.     INVESTMENTS

       During the year, the Company invested $850,000 in common shares of Savant Biomedical Inc. ("Savant"). In addition, the Company holds a note from Savant in the amount of $180,000. During the year, the Company wrote-down its investment by the amount of $230,000 due to a permanent decline in its market value, the amount of which has been included in the statement of operations.

5.     SUBSEQUENT EVENTS

       a) The Company issued 13,500,000 common shares in connection with a private placement offering at a price of $0.04 per common share, for proceeds totaling $540,000.

       b) Effective April 26, 1999 the Company acquired all of the issued and outstanding share capital of Industrial Rubber Innovations, Inc. ("IRI"). As consideration, the Company issued 3,800,000 common shares of the Company. Immediately prior to the acquisition, the Company implemented a five for one reverse stock split, resulting in a total of 3,444,000 common shares outstanding. Post-acquisition number of shares outstanding totaled 7,244,000 common shares. As part of the acquisition agreement, the Company also issued warrants to acquire 2,000,000 common shares of the Company to the IRI shareholders.


             Legally, the Company is the parent of IRI. However,as a result of the share exchange described above, control of the combined companies passed to the former shareholders of IRI. This type of share exchange, referred to as a "reverse acquisition", deems IRI to be the acquiror for accounting purposes. Accordingly, the net assets of the IRI will be included in the balance sheet at book values and the deemed acquisition of the Company will be accounted for by the purchase method with the net assets of the Company recorded at fair market value at the date of acquisition.

             At April 26, 1999, the Company was inactive with a thin market for its shares,making it impossible to estimate the actual market value of the 3,800,000 common shares. Therefore, the cost of the acquisition will be determined by the fair value of the Company's net assets.

EPL VENTURES CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 1999




5.           SUBSEQUENT EVENTS (cont'd ..)

             c) The Company changed its name to Industrial Rubber Innovations, Inc.

             d) The Company entered into five two-year Employment Agreements with directors and an officer of the Company. Each director and officer will be paid an annual salary of $60,000.
                     These agreements may be terminated by either party after the first year and would be subject to one year's compensation as severance.

                     INDUSTRIAL RUBBER INNOVATIONS, INC.
                        (A DEVELOPMENT STAGE COMPANY)


                             FINANCIAL STATEMENTS


                                MARCH 31, 1999

                         INDEPENDENT AUDITORS' REPORT





To the Board of Directors and Shareholders of Industrial Rubber Innovations, Inc.
(A Development Stage Company)


We have audited the balance sheet of Industrial Rubber Innovations, Inc. as at March 31, 1999 and the statements of operations, changes in shareholders' equity and cash flows for the period from incorporation on November 19, 1998 to March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these statements present fairly, in all material respects, the financial position of the Company as at March 31, 1999 and the results of its operations and its cash flows for the period from incorporation on November 19, 1998 to March 31, 1999 in conformity with generally accepted accounting principles in the United States of America. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that Industrial Rubber Innovations, Inc. will continue as a going concern. As discussed in Note 2 to the financial statements, unless the Company attains future profitable operations and/or obtains additional financing, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are discussed in
Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.






                                                 /s/   Davidson & Company

Vancouver, Canada
                                                   Chartered Accountants

May 27, 1999

INDUSTRIAL RUBBER INNOVATIONS, INC.
(A Development Stage Company)
BALANCE SHEET
AS AT MARCH 31, 1999

ASSETS

Current
   Cash                                             $   1,981
   Accounts Receivable                                  4,381
   Inventory                                           37,434

                                                       43,796

Capital assets (Note 4)                                15,477

                                                    $  59,273

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
   Accounts payable and accrued liabilities         $  24,328
   Loan to shareholder                                 10,000
   Loan payable (Note 5)                               37,500
   Due to EPL Ventures Corp.                           58,500

                                                      130,328

Shareholders' equity
   Capital stock
      Authorized
         200,000,000 common share with a
         par value of $0.001
      Issued and outstanding                                4
   Deficit accumulated during the development stage   (71,055)

                                                       59,273


   The accompanying notes are an integral part of these financial statements.

INDUSTRIAL RUBBER INNOVATIONS, INC.
(A Development Stage Company)
STATEMENT OF OPERATIONS
CUMULATIVE AMOUNTS FROM INCORPORATION ON NOVEMBER 19, 1998 TO MARCH 31, 1999

REVENUE
   Sales                                      $  4,381
   Cost of goods sold                           (2,066)

OPERATING EXPENSES
   Accounting and legal fees                    11,250
   Amortization                                  1,720
   Automobile expenses                           3,378
   Bank and interest charges                       465
   Consulting fees                              20,065
   Office expenses                               4,742
   Travel and entertainment                     24,856
   Telephone and utilities                       2,798
   Testing mold                                  4,100

                                                73,374

Loss for the period                          $ (71,059)

Loss per share                               $  (18.70)

Weighted average number of shares of
common stock outstanding                         3,800


  The accompanying notes are an integral part of these financial statements.

INDUSTRIAL RUBBER INNOVATIONS, INC.
(A Development Stage Company)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
CUMULATIVE AMOUNTS FROM INCORPORATION ON NOVEMBER 19, 1998 TO MARCH 31, 1999

Balance November 19, 1998                          -         $        -       $         -          $       -

Shares issued for cash                         3,800                  4                 -                  4

Loss for the period                                -                  -           (71,059)           (71,059)

Balance March 31, 1999                         3,800                  4           (71,059)           (71,055)




The accompanying notes are an integral part of these financial statements.

INDUSTRIAL RUBBER INNOVATIONS, INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
CUMULATIVE AMOUNTS FROM INCORPORATION ON NOVEMBER 19, 1998 TO MARCH 31, 1999


CASH FLOWS FROM OPERATING ACTIVITIES
   Loss for the period                                                             $  (71,059)
   Items not involving an outlay of cash:
      Amortization                                                                      1,720

   Changes in non-cash working capital items:
      Increase in accounts receivable                                                  (4,381)
      Increase in inventory                                                           (37,434)
      Increase in accounts payable                                                     24,328
      Increase in loan to shareholder                                                  10,000
      Increase in loan payable                                                         37,500
      Increase in due to EPL Ventures Corp.                                            58,500

   Net cash provided by operating activities                                           19,174

CASH FLOWS FROM FINANCING ACTIVITIES
   Purchase of capital assets                                                         (17,197)

Change in cash for the period                                                           1,981

Cash, beginning of period                                                                   -

Cash, end of period                                                                $    1,981

Supplemental disclosure with respect to cash flows
   Cash paid during the period for interest                                        $      465
   Cash paid during hte period for income taxes                                             -





   THERE WERE NO NON-CASH TRANSACTIONS FOR THE PERIOD ENDED MARCH 31, 1999.

 The accompanying notes are an integral part of these financial statements.

INDUSTRIAL RUBBER INNOVATIONS, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 1999


1.    HISTORY AND ORGANIZATION OF THE COMPANY

      The Company was organized November 19, 1998, under the laws of the State of Nevada. The Company is in the business of selling specialty synthetic rubber molded products.


2.    GOING CONCERN

      The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the company has minimal source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

                                                                                         1999
          Deficit accumulated during the development stage                         $  (71,059)
          Working capital deficiency                                                  (86,532)


3.    SIGNIFICANT ACCOUNTING POLICIES

      INVENTORY

      Inventory is valued at the lower of cost and net realizable value.

      CAPITAL ASSETS

      Capital assets are recorded at cost. Amortization is provided over the estimated useful life of the asset using the following methods:

        Molds and dyes                         5 year straight-line
        Computer equipment                     5 year straight-line


      REVENUE RECOGNITION

      Revenue is derived from the sales of speciality synthetic rubber molded products and compounds. Revenue from sales is recognized when the goods are shipped.

      ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

      In June 1998, the Financial Accounting standards Board issued Statements of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities"("SFAS 133") which establishes accounting an reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

INDUSTRIAL RUBBER INNOVATIONS, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 1999

3.     SIGNIFICANT ACCOUNTING POLICIES (cont'd ..)

       REPORTING ON COSTS OF START-UP ACTIVITIES

       In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The Company has not yet determined the effect that the adoption of this statement will have on its financial statements.

      LOSS PER SHARE

      Loss per share is based on the weighted average number of common shares outstanding during the period.


4.    CAPITAL ASSETS


Molds and dyes                               $  16,415                $   1,642           $  14,773
Computer equipment                                 782                       78                 704

                                                17,197                    1,720              15,477


5.     LOAN PAYABLE

       The Company entered into a Loan Agreement dated January 18, 1999, whereby the Company is obligated to pay $37,500 plus 20% interest by May 19, 1999. Pursuant to the terms of the agreement, the loan may be repaid by:

       a)     cash;

       b)     issuance of 10% of the issued shares of the Company; or

       c) issuance of shares, warrants, and options in a new public company ("Pubco")to be created by or merged with the Company. Should the creditor elect to be repaid in the latter of the three choices described above, the Company shall cause Pubco to issue or grant the following shares, warrants and options:

              i) 50,000 shares in Pubco at a cost of $0.75 per share totalling $37,500;

              ii)    50,000 shares in Pubco at no additional cost;

              iii) a warrant for 100,000 shares in Pubco, exercisable at a price of $0.75 per share expiring one year from the date of grant; and

              iv) options to purchase 200,000 shares in Pubco, exercisable at a price of $0.75 per share expiring one year from the date of grant.

INDUSTRIAL RUBBER INNOVATIONS, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 1999

6.     SUBSEQUENT EVENTS

       The following events occurred subsequent to March 31, 1999:

       a) Effective April 26, 1999, the Company was acquired by EPL Ventures Corp. ("EPL"). As consideration, EPL issued 3,800,000 of its common shares in exchange for all of the Company's issued and outstanding shares.

             Legally, EPL is the parent of the Company. However, as a result of the share exchange described above, control of the combined companies passed to the shareholders of the Company. This type of share exchange, referred to as a "reverse acquisition", deems the Company to be the acquiror for accounting purposes. Accordingly, the net assets of the Company will be included in the balance sheet at book values and the deemed acquisition of EPL will be accounted for by the purchase method with the net assets of EPL recorded at fair market value at the date of acquisition.

       b) In accordance with terms of the Loan Agreement (Note 5), Pubco issued the shares, warrants, and options in full settlement of the loan.

                              EPL VENTURES CORP.


                 PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS


                                MARCH 31, 1999

                              COMPILATION REPORT




To the Directors of
EPL Ventures Corp.


We have compiled the accompanying pro-forma consolidated balance sheet of EPL Ventures Corp. as at March 31, 1999, which has been prepared to include the Agreement and Plan of Reorganization. In our opinion, the pro-forma consolidated financial statements have been properly compiled to give effect to the proposed transaction and assumptions in the notes thereto.

The pro-forma consolidated balance sheet as at March 31, 1999 has been compiled from the audited financial statements of the Company and the audited financial statements of Industrial Rubber Innovations, Inc.





                                                /s/  Davidson & Company


Vancouver, Canada
                                                  Chartered Accountants

May 27, 1999

EPL VENTURES CORP.
PRO-FORMA CONSOLIDATED BALANCE SHEET
(Unaudited)
AS AT MARCH 31, 1999

                                                Industrial
                                EPL                 Rubber
                           Ventures           Innovations,          Pro-forma           Pro-forma          Pro-forma
                              Corp.                   Inc.        Adjustments         Adjustments      Consolidation

ASSETS

Current
   Cash                   $      -             $    1,981         $  540,000          $         -       $   541,981
   Accounts receivable           -                  4,381                  -                    -             4,381
   Inventory                     -                 37,434                  -                    -            37,434

                                 -                 43,796            540,000                    -           583,796
Capital assets                   -                 15,477                  -                    -            15,477
Investment                 800,000                      -                  -                    -           800,000
Due from Industrial
   Rubber Innovations, Inc. 58,500                      -            (58,500)                   -                 -

                          $858,500             $   59,273         $  481,500          $         -      $  1,399,273

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
   Bank indebtedness      $     23             $        -          $       -          $         -       $       23
   Accounts payable and
      accrued liabilities  108,931                 24,328                  -                    -          133,259
   Loan payable                  -                 10,000                  -                    -           10,000
   Due to related parties        -                 37,500                  -                    -           37,500
   Due to EPL Ventures Corp.     -                 58,500            (58,500)                   -                -

                           108,954                130,328            (58,500)                   -          180,782

Shareholders' equity
   Capital stock             3,720                      4            540,000              745,826        1,289,550
   Shares subscriptions
       received             58,500                      -                  -              (58,500)               -
   Additional paid-in
      capital            1,071,280                      -                  -           (1,071,280)               -
   Deficit               (383,954)                (71,059)                 -              383,954          (71,059)

                          749,546                 (71,055)           540,000                    -        1,218,491

                        $ 858,500               $  59,273          $ 481,500           $        -      $ 1,399,273



EPL VENTURES CORP.
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
MARCH 31, 1999


1.    BASIS OF PRESENTATION

      The unaudited pro-forma consolidated financial statements of EPL Ventures Corp. have been compiled from and include:

      a) the audited balance sheet of EPL Ventures Corp. ("EPL") as at March 31, 1999;

      b) the audited balance sheet of Industrial Rubber Innovations, Inc. ("IRI") as at March 31, 1999; and

      c)     the additional information set out in Note 2.

2.    PRO-FORMA TRANSACTIONS

     The pro-forma consolidated financial statement was prepared on the assumption that the following transactions occurred:

      a) EPL issued 13,500,000 common shares at a price of $0.04 per share, and received proceeds totalling $540,000.

      b) The share capital of EPL was consolidated on a basis of five old common shares for one new common share.

      c) EPL issued 3,800,000 common shares in exchange for all of the issued and outstanding common shares (3,800 common shares) of IRI.

      d) IRI shall be merged with and into EPL. The separate corporate existence of IRI will cease and EPL shall continue as the surviving corporation.

      e) The merger has been accounted for by the purchase method whereby IRI has been identified as the acquiror. The net assets of IRI will be included in the balance sheet at book values and the deemed acquisition of EPL will be recorded at the fair value of EPL's net assets at the date of acquisition.

      f) At the time of the merger, EPL will issue warrants to acquire 2,000,000 shares of EPL common shares ("Warrants"). One half of the Warrants shall be exercisable for a period of 24 months at an exercise price of $0.50 per share and the balance shall be exercisable for a period of 24 months at an exercise price of $0.75 per share.

      g)    EPL changed its name to Industrial Rubber Innovations, Inc.

                                            -   CONTINUED   -

EPL VENTURES CORP.
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL
STATEMENTS
(Unaudited)
MARCH 31, 1999



3.   CAPITAL STOCK

     Capital stock as at March 31, 1999 in the pro-forma consolidated balance sheet is comprised of the following:

                                                                         Number
                                                                      of shares                 Amount

Capital stock as set out in the audited
   financial statements of IRI as referred
   to in Note 1.                                                             -                $       4

Capital stock as set out in the audited
   financial statement of EPL as referred
   to in Note 1.                                                     3,720,000                    3,720

Shares subscriptions received as set out
   in the audited financial statement of
   EPL as referred to in Note 1.                                             -                   58,500

Additional paid-in capital received as set
   out in the audited financial statement
   of EPL as referred to in Note 1.                                          -                1,071,280

Capital stock issued for cash                                       13,500,000                  540,000

Share consolidation (5:1)                                          (13,766,000)                       -

Issued by EPL pursuant to the acquisition of IRI                     3,800,000                        -

Deficit of EPL at March 31, 1999                                             -                 (383,954)

                                                                     7,244,000             $  1,289,550